Exhibit 99.1

J.P.Morgan

Date: January 9, 2021

To,

Company Secretary

Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra, 400093

Dear Sir/ Madam,

Sub: Voluntary open offer pursuant to Regulation 6 of the Takeover Regulations (as defined below) for the acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) equity shares representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), from the public shareholders of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Voluntary Open Offer”).

With regards to the captioned Voluntary Open Offer, JP Morgan India Private Limited is acting as the Manager to the Open Offer pursuant to and in accordance with Regulation 12(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011, as amended (“Takeover Regulations”).

Pursuant to and in compliance with, inter alia, Regulation 6 read with Regulations 13(3), 14 and 15(1) of the Takeover Regulations, the Acquirer together with the PACs is making a voluntary open offer for acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) equity shares representing 10% of the fully diluted voting share capital of the Target Company.

In accordance with Regulation 14(2) of the Takeover Regulations, please find enclosed a copy of the public announcement dated January 9, 2021 for the Voluntary Open Offer (“Public Announcement”).

Terms not defined herein shall have the meaning ascribed to them under the Public Announcement.

Yours sincerely,

For J.P. Morgan India Private Limited

/s/ Nitin Maheshwari
Authorised Signatory
Name: Nitin Maheshwari
Designation: Managing Director

J.P. Morgan India Private Limited

J.P. Morgan Tower, Off. C.S.T. Road, Kalina, Santacruz - East, Mumbai - 400 098

PUBLIC ANNOUNCEMENT UNDER REGULATION 6 READ WITH REGULATIONS 13(3), 14 AND 15(1) OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 2011, AS AMENDED

FOR THE ATTENTION OF THE PUBLIC SHAREHOLDERS OF VEDANTA LIMITED

Voluntary open offer for acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares (as defined below), representing 10% of the fully diluted voting share capital of Vedanta Limited (“Target Company”) from the Public Shareholders (as defined below) by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer.

This public announcement (“Public Announcement” or “PA”) is being issued by J.P. Morgan India Private Limited, the manager to the Offer (“Manager”) for and on behalf of the Acquirer and the PACs to the Public Shareholders pursuant to and in compliance with Regulation 6 read with Regulations 13(3), 14 and 15(1), and other applicable regulations of the SEBI (SAST) Regulations (as defined below).

Definitions

For the purposes of this Public Announcement, the following terms would have the meaning assigned to them below:

(a)	“Equity Shares” means the fully paid up equity shares of the Target Company of the face value of INR 1 (Indian Rupee One only) each.

(b)

“Open Offer”/ “Offer” means the voluntary open offer made by the Acquirer and PACs to the Public Shareholders for the acquisition of up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing 10% of the fully diluted voting share capital of Target Company (“Voting Share Capital”) from the Public Shareholders.

(c)	“Promoter Group” means members of the promoter and promoter group of the Target Company.

(d)

“Public Shareholders” means all the public shareholders of the Target Company who are eligible to tender their Equity Shares in the Open Offer, excluding the Acquirer, the PACs, other members of the Promoter Group, and other persons deemed to be acting in concert with the Acquirer and/or the PACs.

(e)	“SEBI (SAST) Regulations” means the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and subsequent amendments thereto.

(f)	“SEBI” means the Securities and Exchange Board of India.

1.	Details of the Offer

1.1.

Offer Size: Up to 371,750,500 (Three Hundred and Seventy One Million Seven Hundred Fifty Thousand Five Hundred) Equity Shares, representing 10% of the Voting Share Capital subject to the terms and conditions mentioned in this Public Announcement, and to be set out in the detailed public statement (“DPS”) and the letter of offer (“LOF”), that are proposed to be issued in accordance with the SEBI (SAST) Regulations.

1.2.

Offer Price/ Consideration: The Offer is made at a price of INR 160 (Indian Rupees One Hundred and Sixty only) per Equity Share (“Offer Price”), which has been determined in accordance with Regulations 8(1) and 8(2) of the SEBI (SAST) Regulations. Assuming full acceptance of the Open Offer, the total consideration payable by the Acquirer and/or PAC(s) under the Offer, in accordance with the SEBI (SAST) Regulations, will be INR 59,480,080,000/- (Indian Rupees Fifty Nine Billion Four Hundred and Eighty Million and Eighty Thousand only).

1.3.	Mode of Payment: The Offer Price will be paid in cash in accordance with Regulation 9(1)(a) of the SEBI (SAST) Regulations.

1.4.	Type of Offer: The Open Offer is a voluntary offer in terms of Regulation 6 of the SEBI (SAST) Regulations. This Open Offer is not subject to any minimum level of acceptance.

2.	Transaction which has triggered the Open Offer obligations (Underlying Transaction):

Not applicable since this Public Announcement is being issued pursuant to a voluntary offer in terms of Regulation 6 of the SEBI (SAST) Regulations.

Details of Underlying Transaction
Type of transaction (direct/ indirect)	Mode of transaction (agreement/ allotment/ market purchase)	Shares/ voting rights acquired/ proposed to be acquired		Total consideration for shares/ voting rights acquired (in INR)	Mode of payment (cash/ securities)	Regulation which has triggered
		Number	% vis a vis total equity/ voting capital
Not applicable	Not applicable	Not applicable		Not applicable	Not applicable	Not applicable

3.	Details of the Acquirer/ PAC

Details	Acquirer	PAC 1	PAC 2	PAC 3	Total
Name of Acquirer/ PACs	Vedanta Resources Limited	Twin Star Holdings Limited	Vedanta Holdings Mauritius Limited	Vedanta Holdings Mauritius II Limited	—
Address	Registered office of the Acquirer is located at 8th Floor, 20 Farringdon Street, London, EC4A 4AB.	Registered office of PAC 1 is located at C/o IQ EQ Corporate Services (Mauritius) Limited 33 Edith Cavell Street, Port Louis 11324, Mauritius.	Registered office of PAC 2 is located at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius.	Registered office of PAC 3 is located at C/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, Nexteracom Building, Ebene, Mauritius	—
Name(s) of persons in control/promoters of Acquirers/ PACs where Acquirers/PACs are companies	The shareholders of the Acquirer are Volcan Investments Limited holding 65.7% of the Acquirer’s shares and Volcan Investments Cyprus Limited (a wholly owned subsidiary of Volcan Investments Limited) holding 34.3% of the Acquirer’s shares.	PAC 1 is an indirect subsidiary of the Acquirer	PAC 2 is an indirect subsidiary of the Acquirer	PAC 3 is an indirect subsidiary of the Acquirer	—
Name of the group, if any, to which the Acquirer/ PACs belongs to	Vedanta Group	Vedanta Group	Vedanta Group	Vedanta Group	—
Pre-transaction shareholding
(i) number	Nil#	1,379,377,457	Nil	185,000,000	1,564,377,457 Equity Shares#
(ii) % of total share capital	Nil#	37.11%	Nil	4.98%	42.09%#

Details	Acquirer	PAC 1	PAC 2	PAC 3	Total
Proposed shareholding after the acquisition of shares which triggered the Offer (assuming all Equity Shares are tendered in the Open Offer)	The Equity Shares that may be tendered by the Public Shareholders under the Open Offer may either be acquired by the Acquirer and/or any one or more PACs. Assuming all Equity Shares are tendered in the Open Offer, the Acquirer and PACs will hold 1,936,127,957 Equity Shares representing 52.09% of the Voting Share Capital.##				1,936,127,957 Equity Shares representing 52.09 % of the Voting Share Capital##
Any other interest in the Target Company	Acquirer is one of the members of the Promoter Group. Mr Anil Agarwal and Mr Navin Agarwal, members of the board of directors of the Acquirer, are members of the board of director of the Target Company.	PAC 1 is one of the members of the Promoter Group.	PAC 2 is one of the members of the Promoter Group.	PAC 3 is one of the members of the Promoter Group.	—

#

As on date of this Public Announcement, the Acquirer does not hold any Equity Shares directly, however its subsidiaries namely, Finsider International Company Limited, Westglobe Limited, Welter Trading Limited, PAC 1 and PAC 3, hold 401,496,480 Equity Shares (representing 10.80% of the Voting Share Capital), 44,343,139 Equity Shares (representing 1.19% of the Voting Share Capital), 38,241,056 Equity Shares (representing 1.03% of the Voting Share Capital), 1,379,377,457 Equity Shares (representing 37.11% of the Voting Share Capital) and 185,000,000 Equity Shares (representing 4.98% of the Voting Share Capital), respectively.

##

Assuming all Equity Shares are tendered in the Open Offer, the Acquirer, PACs and other members of the Promoter Group will hold 2,420,208,632 Equity Shares representing 65.11% of the Voting Share Capital.

Note: It is clarified that the above shareholding data is calculated on the basis of listed capital of the Target Company which comprises of 3,717,196,639 Equity Shares and excludes 308,232 Equity Shares that are under abeyance category, pending for allotment as they are sub judice.

4.	Details of selling shareholders, if applicable

Not applicable, as this Public Announcement is being issued pursuant to a voluntary offer in terms of Regulation 6 of the SEBI (SAST) Regulations.

5.	Target Company

Name:	Vedanta Limited

CIN:	L13209MH1965PLC291394

Registered office:	1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai, Maharashtra, 400093

Exchanges where listed:	Equity Shares are listed on the BSE Limited (Security ID: VEDL, Security Code: 500295) and National Stock Exchange of India Limited (Symbol: VEDL). The ISIN of Equity Shares is INE205A01025. The American Depositary Shares issued by the Target Company are listed on New York Stock Exchange.

6.	Other Details

6.1.

The DPS will be published in newspapers on or before January 15, 2021, as required under Regulation 13(4) read with Regulation 14(3) of the SEBI (SAST) Regulations. The DPS shall, inter alia, contain details of the Open Offer including detailed information on the Offer Price, the Acquirer, the PACs, the Target Company, the statutory approvals required for the Open Offer, details of financial arrangements, conditions for withdrawal of the Open Offer and other terms and conditions to the Open Offer.

6.2.

The Acquirer and the PACs have adequate financial resources to meet their obligations under the Open Offer and have made firm financial arrangements for financing the acquisition of the Equity Shares tendered in the Open Offer, in terms of Regulation 25(1) of the SEBI (SAST) Regulations.

6.3.

The Open Offer is not conditional upon any minimum level of acceptance pursuant to the terms of Regulation 19 of the SEBI (SAST) Regulations. This Open Offer is not a competing offer in terms of Regulation 20 of the SEBI (SAST) Regulations.

6.4.	The completion of the Open Offer is subject to receipt of statutory approvals as set out in the DPS and the LOF, proposed to be issued in accordance with the SEBI (SAST) Regulations.

6.5.

In terms of Regulation 13(3) of the SEBI (SAST) Regulations, this Public Announcement is being made on the same day as the date on which the Acquirer has taken the decision to voluntarily make a public announcement of the Open Offer for acquiring Equity Shares.

6.6.	In this Public Announcement, all references to “INR” are references to the Indian Rupee.

6.7.	In this Public Announcement, any discrepancy in any amounts as a result of multiplication or totalling is due to rounding off.

6.8.

The Acquirer, the PACs and their directors accept full responsibility for the information contained in this Public Announcement, other than the information pertaining to the Target Company, which has been obtained from publicly available sources and the accuracy thereof has not been independently verified by the Manager to the Open Offer.

Issued by the Manager to the Open Offer:

J.P. Morgan India Private Limited
J.P.Morgan	J.P. Morgan Tower, Off C. S. T. Road, Kalina, Santacruz (East), Mumbai – 400 098
Tel: +91 22 6157 3000
Fax: +91 22 6157 3911
Contact person: Vaibhav Shah
Email: vedanta_openoffer@jpmorgan.com
SEBI registration no.: INM000002970 Validity period: Permanent

For and on behalf of the Acquirer and PACs

For and on behalf of Vedanta Resources Limited	For and on behalf of Twin Star Holdings Limited	For and on behalf of Vedanta Holdings Mauritius Limited	For and on behalf of Vedanta Holdings Mauritius II Limited

Sd/-	Sd/-	Sd/-	Sd/-

Authorised Signatory	Authorised Signatory	Authorised Signatory	Authorised Signatory

Place: London	Place: Mauritius	Place: Mauritius	Place: Mauritius
Date: 9 January 2021	Date: 9 January 2021	Date: 9 January 2021	Date: 9 January 2021